Exhibit 99.1

News Release
For Immediate Release

D. Medical Subsidiary, NextGen Biomed, in Proposed Acquisition of
Companies Engaged in the Functional Food and Beverages Industry

- Deal Allows D. Medical to Strengthen its Strategic and Operational Focus
on Diabetes While Freeing NextGen to Pursue New Path -

Tirat Carmel, Israel – November 1, 2010 – D. Medical Industries Ltd. (NASDAQ:DMED; TASE:DMDC)("D. Medical"), a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery, reported today on a proposed transaction by its publicly held subsidiary, NextGen Biomed Ltd. ("NextGen").

NextGen has executed a non-binding memorandum of understanding with ClearPath Ltd. and Innosense Ltd., two privately held Israeli companies engaged in the functional food and beverages industry (the "Acquired Companies").  The memorandum of understanding provides that, subject to the completion of satisfactory due diligence examinations and the execution of a definitive agreement, NextGen will acquire the shares of the Acquired Companies in exchange for the issuance to the Acquired Companies' shareholders of shares of NextGen constituting 76.5% of the share capital of NextGen.  D. Medical currently holds 57.5% of the share capital of NextGen and is expected to hold 12% of the share capital of NextGen should this proposed acquisition materialize.  The memorandum of understanding also provides that NextGen may undertake to use its currently available cash (approximately NIS 4 million) to finance the operations of the Acquired Companies.

The Acquired Companies are in various stages of development of certain functional foods and beverages and are currently expected to launch their first products in the first quarter of 2011.

"As we prepare to launch our products into our five initial target markets - Mexico and the BRIC countries of Brazil, Russia, India and China - commencing in 2011, it is important that D. Medical’s entire focus be on diabetes treatment and drug delivery.  This proposed transaction allows us to invest all of our resources towards the successful commercialization of our products while, at the same time, maintaining a continuing ownership stake in NextGen as it embarks on an exciting new path of its own," said Efri Argaman, D. Medical's Chief Executive Officer.

About D. Medical

D. Medical is a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery. D. Medical has developed durable and semi-disposable insulin pumps, which continuously infuse insulin into a patient’s body, using its proprietary spring-based delivery technology.  D. Medical believes that its spring-based delivery mechanism is cost-effective compared to the motor and gear train mechanisms that drive competitive insulin pumps and also allows it to incorporate certain advantageous functions and design features in its insulin pumps.  D. Medical has also developed an infusion set for insulin pumps and is focusing its research and development efforts on the development of next generation insulin pumps and a device that will combine a continuous glucose monitoring system and an insulin pump on the same patch.  For more information, please visit http:www.dmedicalindustries.com (corporate) and http://www.springnow.com (healthcare professionals, patients and care givers).

Forward-Looking Statements

This press release contains forward-looking statements (as defined by the Israeli Securities Law, 1968, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. These statements include forecasts, goals, uncertainties and assumptions and relate, inter alia, to a contemplated transaction of NextGen, which may not materialize as expected or at all. The forward-looking statements are based on D. Medical's current expectations and beliefs which are based on, among other things, its analysis of publicly available information and market research reports. All forward-looking statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the status and business of the Acquired Companies, the non-binding nature of the contemplated transaction, the impact of general economic conditions and so forth. If one or more of these risks and/or uncertainties materialize, or if the underlying assumptions prove to be incorrect, D. Medical's actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements or results which are based upon such assumptions.  No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or of any of them will transpire or occur, what impact it will have on D. Medical's results of  operations or financial condition. D. Medical does not undertake to update any forward-looking statements.

Company Contact:

Amir Loberman
Chief Financial Officer
D. Medical Industries LTD
T: +972-73-2507100
info@springnow.com

North American Investor Contact:

Stephen Kilmer
T: 905-690-2400
M: 905-906-6908
stephen@dmedicalindustries.com

Israeli Investor Relations

Iris Lubitch
T: 972-775538007
Iris@EffectiveIR.co.il